UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):  |_| Form 10-K    |_| Form 20-F    |_| Form 11-K      |X| Form 10-Q
              |_| Form 10-D    |_| Form N-SAR   |_| Form N-CSR

         For Period Ended:  December 31, 2008
                            -----------------

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:  ________________

         Read Instruction (on back page) Before Preparing Form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                      New Oriental Energy & Chemical Corp.
                      ------------------------------------
                             Full Name of Registrant

                   Xicheng Industrial Zone of Luoshan, Xinyang
                   -------------------------------------------
            Address of Principal Executive Office (Street and Number)

                 Henan Province, The People's Republic of China
                 ----------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
|X| thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

         The Registrant cannot file its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2008 with the Securities and Exchange Commission within the prescribed time period due to unforeseen delays in the compiling and review of financial information affecting disclosures required in Form 10-Q. The Registrant could not complete its compilation and review of the financial statements and related disclosures without unreasonable effort or expense. The Registrant continues to dedicate significant resources to the completion of its Form 10-Q and expects to file its Form 10-Q no later than five days following its prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Chen Si Qiang                             (86) 27 853 75701
         -------------                             -----------------
            (Name)                            (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                 Yes |X| No |_|


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 Yes |X| No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant requires the additional time for compilation and review to insure the adequate disclosures required in its Form 10-Q and continues to dedicate significant resources to the completion of its Form 10-Q.



                      New Oriental Energy & Chemical Corp.
                      ------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 17, 2009                   /s/  Chen Si Qiang
                                       ---------------------------------------
                                       By:  Chen Si Qiang
                                       Title: Chief Executive Officer




                                      -3-